                                                           OMB APPROVAL
                                                      -------------------------
                                                        OMB NUMBER: 3235-0145
                                                      EXPIRES: OCTOBER 31, 1997
                                                       ESTIMATED AVERAGE BURDEN
                                                      HOURS PER FORM......14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16)*

                             NEW VALLEY CORPORATION
                             ----------------------
                                (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
                        ----------------------------
      $15.00 CLASS A INCREASING RATE CUMULATIVE SENIOR PREFERRED SHARES
      -----------------------------------------------------------------
                   ($100 LIQUIDATION VALUE), $.01 PAR VALUE
                  ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   649080108
                                   649080207
                                   ---------
                                 (CUSIP NUMBER)

                         MARC N. BELL, GENERAL COUNSEL
                         -----------------------------
                  BROOKE GROUP LTD., 100 S.E. SECOND STREET,
                  ------------------------------------------
                  32ND FLOOR, MIAMI, FL  33131 (305) 579-8000
                  -------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 30, 1996
                                ----------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 2 OF 14 PAGES
           649080207


      1       Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                                                             Brooke Group Ltd.
-------------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) [ ]
                                                                                                                       (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
-------------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  Delaware
===============================================================================================================================
        Number of          7    Sole Voting Power                          79,794,229 Shares of Common Stock;
                                618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
         Shares            8    Shared Voting Power
-------------------------------------------------------------------------------------------------------------------------------
      Beneficially         9    Sole Dispositive Power                     79,794,229 Shares of Common Stock;
      Owned by Each             618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
    Reporting Person      10    Shared Dispositive Power
          With
===============================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person        79,794,229 Shares of Common Stock;
              618,326 Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      13      Percent of Class Represented by Amount in Row (11)                  41.6% of Shares of Common Stock;
              59.3% of Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      14      Type of Reporting Person*                            CO; HC
===============================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 3 OF 14 PAGES
           649080207


      1       Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                                                                 BGLS Inc.
-------------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) [ ]
                                                                                                                       (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
-------------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  Delaware
===============================================================================================================================
        Number of          7    Sole Voting Power                          79,794,229 Shares of Common Stock;
                                618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
         Shares            8    Shared Voting Power
-------------------------------------------------------------------------------------------------------------------------------
      Beneficially         9    Sole Dispositive Power                     79,794,229 Shares of Common Stock;
      Owned by Each             618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein
-------------------------------------------------------------------------------------------------------------------------------
    Reporting Person      10    Shared Dispositive Power
          With
===============================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person        79,794,229 Shares of Common Stock;
              618,326 Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      13      Percent of Class Represented by Amount in Row (11)                  41.6% of Shares of Common Stock;
              59.3% of Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      14      Type of Reporting Person*                            CO; HC
===============================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 4 OF 14 PAGES
           649080207


      1       Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                                                         New Valley Holdings, Inc.
-------------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) [ ]
                                                                                                                       (b) [x]
-------------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
-------------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                                  Delaware
===============================================================================================================================
       Number of           7    Sole Voting Power                          79,399,254 Shares of Common Stock;
                                618,326 Shares of Class A Senior Preferred Stock.   See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
         Shares            8    Shared Voting Power
-------------------------------------------------------------------------------------------------------------------------------
      Beneficially         9    Sole Dispositive Power                     79,399,254 Shares of Common Stock;
      Owned by Each             618,326 Shares of Class A Senior Preferred Stock.   See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
    Reporting Person      10    Shared Dispositive Power
          With
===============================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person        79,794,229 Shares of Common Stock;
              618,326 Shares of Class A Senior Preferred Stock.   See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      13      Percent of Class Represented by Amount in Row (11)                  41.6% of Shares of Common Stock;
              59.3% of Shares of Class A Senior Preferred Stock.   See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      14      Type of Reporting Person*                            CO; HC
===============================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 5 OF 14 PAGES
           649080207


              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

                                                              Bennett S. LeBow
-------------------------------------------------------------------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                                       (a) [ ]
                                                                                                                       (b) [X]
-------------------------------------------------------------------------------------------------------------------------------
      3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
      4       Source of Funds*
-------------------------------------------------------------------------------------------------------------------------------
      5       Check Box if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                           [ ]
-------------------------------------------------------------------------------------------------------------------------------
      6       Citizenship or Place of Organization
                                                               United States
===============================================================================================================================
        Number of          7    Sole Voting Power                          79,794,229 Shares of Common Stock;
                                618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
         Shares            8    Shared Voting Power
-------------------------------------------------------------------------------------------------------------------------------
      Beneficially         9    Sole Dispositive Power                     79,794,229 Shares of Common Stock;
      Owned by Each             618,326 Shares of Class A Senior Preferred Stock.  See Items 4 and 5 herein.
-------------------------------------------------------------------------------------------------------------------------------
    Reporting Person      10    Shared Dispositive Power
          With
===============================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person        79,794,229 Shares of Common Stock;
              618,326 Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                          [ ]
-------------------------------------------------------------------------------------------------------------------------------
      13      Percent of Class Represented by Amount in Row (11)                  41.6% of Shares of Common Stock;
              59.3% of Shares of Class A Senior Preferred Stock.  See Item 5(a) herein.
-------------------------------------------------------------------------------------------------------------------------------
      14      Type of Reporting Person*                              IN
===============================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 6 OF 14 PAGES
           649080207

PRELIMINARY STATEMENT:

                 This Amendment No. 16 (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock") and the $15.00 Class A Increasing Rate Cumulative Senior Preferred Shares ($100 Liquidation Value), $.01 par value per share (the "Preferred Stock"), of New Valley Corporation, a New York corporation ("New Valley").
         This Amendment supplements the Schedule 13D filed jointly by certain of the Reporting Persons (as defined below) with the Securities and Exchange Commission on January 11, 1988, as previously amended by Amendments Nos. 1-13 thereto, relating to the Common Stock, and Amendments Nos. 14-15 thereto, relating to the Common Stock and Preferred Stock (as amended, the "Schedule 13D"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

                 This Amendment relates to the Common Stock and the Preferred Stock of New Valley, which has its principal executive offices at 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131, (305) 579-8000.

ITEM 2.  IDENTITY AND BACKGROUND

                 (a) This Amendment is being filed by Brooke Group Ltd., a Delaware corporation ("BGL"), BGLS Inc., a Delaware corporation and wholly-owned subsidiary of BGL ("BGLS"), New Valley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of BGLS ("NV Holdings"), and Bennett S. LeBow, the beneficial owner of 56.5% of the common stock of BGL (individually, a "Reporting Person" and, collectively, the "Reporting Persons") who collectively may be deemed to be a group beneficially owning approximately 41.6% of the outstanding shares of the Common Stock and 59.3% of the outstanding shares of the Preferred Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

                 (b),(c) BGL is a publicly held corporation with shares of its common stock listed on the New York Stock Exchange under the symbol "BGL". BGLS is a holding company for a number of businesses and is principally engaged, through its subsidiaries, in the manufacture and sale of cigarettes, and holds a direct equity interest and an indirect equity interest, through NV Holdings, in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, Chairman of the Board, President and Chief Executive Officer of BGLS, Chairman of the Board, President and Chief Executive Officer of NV Holdings, and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with BGL's other subsidiary companies. A list of the directors and executive officers of each of BGL, BGLS and NV Holdings is attached hereto as Exhibit 59. The principal business and principal office address of each of BGL and BGLS and their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business and principal office address of NV Holdings is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

                 (d),(e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in
         Exhibit 59, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 7 OF 14 PAGES
           649080207

                 (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Person, each of the persons named in Exhibit 59 is a citizen of the United States.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 See Item 4 herein.

ITEM 4.  PURPOSE OF TRANSACTION

                 On or about January 30, 1995, BGLS, pursuant to an Exchange Agreement (the "Exchange Agreement", listed herein as Exhibit 60 and incorporated herein by reference thereto) among BGLS, BGL and the Participating Holders (as such term is defined in the Exchange Agreement), consummated an offer to exchange (the "Exchange Offer"):
         (a) its 15.75% Senior Secured Notes Due 2001, Series A (the "Series A Notes") for all its outstanding 13.75% Series 2 Senior Secured Notes Due 1997 (the "Series 2 Notes") and (b) its 15.75% Senior Secured Notes Due 2001, Series B (the "Series B Notes") for all its outstanding (i) 13.500% Senior Subordinated Reset Notes Due 1997, the interest rate on which has been reset to 16 1/8% (the "Reset Notes") and (ii) 14.500% Subordinated Debentures Due 1998 (the "Subordinated Debentures"). The Series A Notes and Series B Notes are collectively defined as the "New Debt". The Series 2 Notes, the Reset Notes and the Subordinated Debentures are collectively defined as the "Old Debt". The terms of the Series A Notes and Series B Notes are identical, except that certain of the Series A Notes are subject to certain restrictions on transfer under applicable securities laws and except for registration rights which relate to the Series A Notes.

                 On or about December 19, 1995, BGLS, pursuant to an A/B Exchange and Registration Rights Agreement (the "Registration Rights Agreement", listed herein as Exhibit 61 and incorporated herein by reference thereto), filed with the Securities and Exchange Commission (the "SEC") a registration statement with respect to a proposed offer by BGLS to the holders of the Series A Notes, including the Participating Holders, to issue such holders, in exchange for their Series A Notes, a corresponding principal amount of Series B Notes (the "A/B Exchange Offer").

                 BGLS' obligation to conduct and consummate the A/B Exchange Offer with respect to the Participating Holders is contingent upon the satisfaction of certain conditions as prescribed by the Registration Rights Agreement. If the A/B Exchange Offer, with respect to the Participating Holders, is deemed impracticable, then BGLS shall be obligated to prepare and file with the SEC a registration statement for an offering to be made by the Participating Holders on a continuous basis under Rule 415 under the Securities Act of 1933, as amended, covering all the New Debt.

                 The New Debt is secured by a pledge by BGLS and NV Holdings, pursuant to certain Pledge and Security Agreements (the "Pledge Agreements", listed herein as Exhibits 62 and 63 and incorporated herein by reference thereto), which includes, but is not limited to, all of such entity's now owned or hereafter acquired equity securities in New Valley, together with all dividends and distributions thereon and proceeds thereof, excluding any moneys or other property representing a dividend on any of such equity securities in New Valley, unless held by BGLS and/or NV Holdings for not less than 180 days.

                 So long as no Event of Default as such term is defined under the Indenture governing the New Debt (the "New Indenture", listed herein as Exhibit 64 and incorporated herein by reference thereto) has occurred and is continuing, BGLS and NV Holdings will have the right to exercise all voting, consensual and other powers of ownership pertaining to the Preferred Stock and the Common Stock for all purposes not inconsistent with the terms of the Pledge Agreements, the New Indenture, the New Debt or any other instrument or agreement referred to therein, provided that BGLS and NV Holdings agree that they will not vote the Preferred Stock and/or the Common Stock in any manner that is inconsistent with the terms of the Pledge Agreements, the New Indenture, the New Debt or any such other instrument or agreement.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 8 OF 14 PAGES
           649080207

                 Unless and until an Event of Default under the New Indenture has occurred and is continuing, BGLS and NV Holdings shall be entitled to receive and retain, in accordance with the New Indenture, any dividends on the Preferred Stock and/or the Common Stock paid in cash out of earned surplus.

                 Upon and during the continuance of an Event of Default under the New Indenture, Fleet National Bank of Massachusetts, as Trustee under the New Indenture, may exercise all voting rights and dispositive power associated with the Preferred Stock and the Common Stock.

                 The Reporting Persons may periodically acquire additional securities of New Valley. Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the following (although the right to develop such plans or proposals is reserved): (i) the disposition of securities of New Valley; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving New Valley or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of New Valley or any of its subsidiaries; (iv) any change in the present Board of Directors or management of New Valley, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on New Valley's present Board of Directors; (v) any material change in the present capitalization or dividend policy of New Valley; (vi) any other material change in New Valley's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of New Valley by any person; (vii) causing a class of securities of New Valley to be delisted from a registered national securities association; (viii) a class of equity securities of New Valley becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any actions similar to those enumerated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) As of February 1, 1996, the Reporting Persons were the beneficial owners of an aggregate of: (1) 79,794,229 shares of Common Stock(1) which constituted approximately 41.6% of the 191,601,437 shares of Common Stock outstanding as of November 10, 1995 (as reported in New Valley's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995 (the "Form 10-Q")); and (2) 618,326 shares of Preferred Stock(2) which constituted approximately 59.3% of the 1,042,291 shares of Preferred Stock outstanding as of February 1, 1996.(3)

                 (b) BGLS exercises sole voting power and sole dispositive power over 394,975 shares of Common Stock (the "BGLS shares"). See
         Item 4 herein. Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act ("Rule 13d-3"), each of the other Reporting Persons (other than NV Holdings) may be deemed to beneficially own the BGLS Shares since Mr. LeBow beneficially owns a controlling interest in BGL, which in turn owns 100% of the capital stock of BGLS. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than BGLS is the beneficial owner of the BGLS Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. NV Holdings exercises sole voting power and sole dispositive power over:

__________________________________

(1) Such shares of Common Stock include the Option Shares, as BGLS and the optionees have agreed to terminate the Option Agreements in exchange for BGLS' issuance of $822,000 principal amount of Series A Notes to such optionees. The Optionees have advised BGLS that they intend to participate in the A/B Exchange Offer, subject to certain restrictions.


(2) Such shares of Preferred Stock exclude the Amman Shares, as the Amman Proxy expired on December 31, 1995. The Reporting Persons' beneficial ownership of the Preferred Stock, as a percentage of the class, may increase periodically on account of New Valley's previously announced Preferred Stock Repurchase Program authorizing the repurchase of as many as 300,000 shares of Preferred Stock. As of February 1, 1996, New Valley has repurchased 204,675 of such shares.


(3) As of February 1, 1996, BGLS was also the direct beneficial owner of 250,885 shares of New Valley $3.00 Class B Cumulative Convertible Preferred Shares ($25 Liquidation Value), $.10 par value per share (the "Class B Stock"), constituting 8.9% of the 2,790,776 shares of Class B Stock outstanding as of September 30, 1995 (as reported in the Form 10-Q), which are the subject of the
Schedule 13D filed by the Reporting Persons (except for NV Holdings) with the SEC on June 26, 1995, as amended by Amendment No. 1 thereto. Such shares of Class B stock are also subject to certain of the Pledge Agreements described in Items 4 and 5(d) herein.

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                         PAGE 9 OF 14 PAGES
           649080207

         (1) 79,399,254 shares of Common Stock; and (2) 618,326 shares of Preferred Stock (collectively, the "NV Holdings Shares"). See Item 4 herein. Under the definition of "beneficial ownership" in Rule 13d-3, each of the other Reporting Persons may be deemed to beneficially own the NV Holdings Shares since Mr. LeBow beneficially owns a controlling interest in BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of NV Holdings. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than NV Holdings is the beneficial owner of the NV Holdings Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. Under such definition of "beneficial ownership," it is also possible that members of the Board of Directors of BGLS and NV Holdings, in their capacities as such, might be deemed to be beneficial owners of the BGLS Shares and NV Holding Shares, respectively, and share the voting and dispositive powers with regard to such respective Shares. The disclosure of this information shall not be construed as an admission that the directors of BGLS and NV Holdings are beneficial owners of the BGLS Shares and NV Holding Shares, respectively, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                 (c)      Inapplicable.

                 (d) Pursuant to the Pledge Agreements, BGLS and NV Holdings each pledged all of its now owned or hereafter acquired equity securities in New Valley, together with all dividends and distributions thereon and proceeds thereof, excluding any moneys or other property representing a dividend on any of the BGLS Shares and/or NV Holdings Shares, unless held by BGLS and/or NV Holdings for not less than 180 days, as collateral for the performance of BGLS' obligation under the New Indenture. So long as no Event of Default under the New Indenture has occurred and is continuing, BGLS and NV Holdings will have the right to exercise all voting, consensual and other powers of ownership pertaining to the Preferred Stock and the Common Stock for all purposes not inconsistent with the terms of the Pledge Agreements, the New Indenture, the New Debt or any other instrument or agreement referred to therein, provided that the BGLS and NV Holdings agree that they will not vote the Preferred Stock and/or the Common Stock in any manner that is inconsistent with the terms of the Pledge Agreements, the New Indenture, the New Debt or any such other instrument or agreement.

                 Unless and until an Event of Default under the New Indenture has occurred and is continuing, BGLS and NV Holdings shall be entitled to receive and retain, in accordance with the New Indenture, any dividends on the BGLS Shares and/or NV Holdings Shares paid in cash out of earned surplus. See Item 4 herein.

                 (e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 59: Executive Officers and Directors of Brooke Group Ltd., BGLS Inc. and New Valley Holdings, Inc.

         Exhibit 60: Exchange Agreement dated as of November 21, 1995, among BGLS Inc., Brooke Group Ltd., AIF II, L.P., Artemis America Partnership, Tortoise Corp., Starfire Holding Corporation and Mainstay High Yield Corporate Bond Fund (incorporated by reference to Exhibit
         10.13 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                        PAGE 10 OF 14 PAGES
           649080207

         Exhibit 61: A/B Exchange and Registration Rights Agreement dated as of November 21, 1995, among BGLS Inc., Brooke Group Ltd., AIF II, L.P., Artemis America Partnership, Tortoise Corp. and Mainstay High Yield Corporate Bond Fund (incorporated by reference to Exhibit 4.3 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit 62: Pledge and Security Agreement dated as of January 1, 1996, between BGLS Inc. and Fleet National Bank of Massachusetts, as Trustee under the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001 (incorporated by reference to Exhibit 4.2 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit 63: Pledge and Security Agreement dated as of January 1, 1996, between New Valley Holdings, Inc. and Fleet National Bank of Massachusetts, as Trustee under the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001 (incorporated by reference to Exhibit 4.4 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit 64: Indenture, dated as of January 1, 1996, between BGLS Inc. and Fleet National Bank of Massachusetts, as Trustee, governing the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001, including the form of Series A Note and the form of Series B Note (incorporated by reference to Exhibit 4.1 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                        PAGE 11 OF 14 PAGES
           649080207

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:           February 1, 1996


                                        BROOKE GROUP LTD.


                                        By: /s/ Gerald E. Sauter
                                            ------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                        BGLS INC.


                                        By: /s/ Gerald E. Sauter
                                            ------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                        NEW VALLEY HOLDINGS, INC.


                                        By: /s/ Gerald E. Sauter
                                            ------------------------------------
                                            Name:  Gerald E. Sauter
                                            Title: Chief Financial Officer


                                        BENNETT S. LEBOW


                                        By: /s/ Bennett S. LeBow
                                            ------------------------------------

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                        PAGE 12 OF 14 PAGES
           649080207

                                 EXHIBIT INDEX


                                                                                            Sequentially Numbered Page
Exhibit No.               Title:                                                             on Which Exhibit Begins:
-----------               ------                                                            --------------------------
Exhibit 59:      Executive Officers and Directors of Brooke Group Ltd., BGLS Inc.                         13
                 and New Valley Holdings, Inc.

Exhibit 60:      Exchange Agreement dated as of November 21, 1995, among BGLS Inc.,                   Inapplicable
                 Brooke Group Ltd., AIF II, L.P., Artemis America Partnership,
                 Tortoise Corp., Starfire Holding Corporation and Mainstay High Yield
                 Corporate Bond Fund (incorporated by reference to Exhibit 10.13 in
                 BGLS Inc.'s Registration Statement on Form S-4, Commission File
                 No. 33-80593).

Exhibit 61:      A/B Exchange and Registration Rights Agreement dated as of November 21,              Inapplicable
                 1995, among BGLS Inc., Brooke Group Ltd., AIF II, L.P., Artemis
                 America Partnership, Tortoise Corp. and Mainstay High Yield Corporate
                 Bond Fund (incorporated by reference to Exhibit 4.3 in BGLS Inc.'s
                 Registration Statement on Form S-4, Commission File No. 33-80593).

Exhibit 62:      Pledge and Security Agreement dated as of January 1, 1996, between BGLS              Inapplicable
                 Inc. and Fleet National Bank of Massachusetts, as Trustee under the 15.75%
                 Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior
                 Secured Notes Due 2001 (incorporated by reference to Exhibit 4.2 in
                 BGLS Inc.'s Registration Statement on Form S-4, Commission File No.
                 33-80593).

Exhibit 63:      Pledge and Security Agreement dated as of January 1, 1996, between New               Inapplicable
                 Valley Holdings, Inc. and Fleet National Bank of Massachusetts, as Trustee
                 under the 15.75% Series A Senior Secured Notes Due 2001 and 15.75%
                 Series B Senior Secured Notes Due 2001 (incorporated by reference to
                 Exhibit 4.4 in BGLS Inc.'s Registration Statement on Form S-4, Commission
                 File No. 33-80593).

Exhibit 64:      Indenture, dated as of January 1, 1996, between BGLS Inc. and Fleet National         Inapplicable
                 Bank of Massachusetts, as Trustee, governing the 15.75% Series A Senior
                 Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due
                 2001, including the form of Series A Note and the form of Series B Note
                 (incorporated by reference to Exhibit 4.1 in BGLS Inc.'s Registration
                 Statement on Form S-4 Commission File No. 33-80593).

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                        PAGE 13 OF 14 PAGES
           649080207





                                  EXHIBIT 59:

                                 SCHEDULE 13D
CUSIP NOS. 649080108                                        PAGE 14 OF 14 PAGES
           649080207

                                   EXHIBIT 59
                       EXECUTIVE OFFICERS AND DIRECTORS:


Brooke Group Ltd.:
----------------
Name:                                      Position
----                                       --------
Bennett S. LeBow                           Chairman of the Board, President and Chief Executive Officer

Gerald E. Sauter                           Vice President, Chief Financial Officer and Treasurer

Robert J. Eide                             Director

Jeffrey S. Podell                          Director

Marc N. Bell                               Secretary



BGLS Inc.:
--------
Name:                                      Position
----                                       --------

Bennett S. LeBow                           Chairman of the Board, President and Chief Executive Officer

Gerald E. Sauter                           Vice President, Chief Financial Officer and Treasurer

Robert J. Eide                             Director

Jeffrey S. Podell                          Director

Marc N. Bell                               Secretary



New Valley Holdings, Inc.:
------------------------
Name:                                      Position
----                                       --------

Bennett S. LeBow                           Chairman of the Board, President and Chief Executive Officer

Gerald E. Sauter                           Vice President, Chief Financial Officer and Treasurer

Robert J. Eide                             Director

Jeffrey S. Podell                          Director

Marc N. Bell                               Secretary